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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                  -------------

                       SUNQUEST INFORMATION SYSTEMS, INC.
                            (Name of Subject Company)

                       SUNQUEST INFORMATION SYSTEMS, INC.
                        (Name of Person Filing Statement)
                                  -------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   867654 10 5
                      (Cusip Number of Class of Securities)

                             Dr. Sidney A. Goldblatt
                      Chairman and Chief Executive Officer
                       Sunquest Information Systems, Inc.
                          4801 East Broadway Boulevard
                           Tucson, Arizona 85711-3609
                                 (520) 570-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications On Behalf of the Person Filing Statement)

                                 With a Copy to:

        William J. Hewitt, Esq.                     Stanley J. Lehman, Esq.
Reboul, MacMurray, Hewitt, Maynard & Kristol    Klett Rooney Lieber & Schorling
          45 Rockefeller Plaza                    One Oxford Centre, 40th Floor
         New York, New York 10111                Pittsburgh, Pennsylvania 15219

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), as originally filed with the Securities and Exchange Commission (the "SEC") on June 29, 2001, by Sunquest Information Systems, Inc., a Pennsylvania corporation (the "Company"). The Schedule 14D-9 relates to the tender offer (the "Offer") commenced by Sunshine Acquisition Corporation, a Pennsylvania corporation (the "Purchaser") and a wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys plc, a public limited company organized under the laws of England ("Misys"), to purchase all of the outstanding shares of common stock, no par value, of the Company (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO originally filed with the SEC on June 29, 2001, as amended by Amendment No. 1 filed on July 10, 2001, Amendment No. 2 filed on July 18, 2001 and Amendment No. 3 filed on July 25, 2001 (as amended, the "Schedule TO"). Any capitalized term not defined herein has the meaning ascribed to such term in the Schedule 14D-9 or in the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

"EMPLOYMENT AGREEMENTS

         EMKJER EMPLOYMENT AGREEMENT. In connection with the Offer, the Purchaser has entered into an employment agreement with Mark Emkjer, dated as of July 13, 2001 (the "Emkjer Agreement"), to secure Mr. Emkjer's employment following the consummation of the the Merger. The terms of the Emkjer Agreement are clarified by an accompanying cover letter dated as of July 13, 2001 (the "Cover Letter"). The following is a summary of the material provisions of the Emkjer Agreement, as clarified by the Cover Letter. The summary is qualified in its entirety by reference to the Emkjer Agreement and the Cover Letter, which are incorporated by reference and copies of which have been filed as Exhibits
(d)(1) and (d)(2), respectively, to Amendment No. 3 to the Schedule TO filed on July 25, 2001.

         Under the Emkjer Agreement, Mr. Emkjer will be employed as the Company's President and General Manager for a term commencing on the effective date of the Merger and ending on the first anniversary thereof (the "Initial Term"). Following the Initial Term, the Emkjer Agreement will be automatically renewed for successive periods of three months unless the Company or Mr. Emkjer provides a notice of non-renewal at least 30 days prior to the end of the Initial Term, or if applicable, a three month renewal period. During the term of the Emkjer Agreement, the Company will continue to pay Mr. Emkjer a base salary which will be increased, as of the first day of the Initial Term, by not more than 5% over his current base salary. Mr. Emkjer's base salary is subject to annual review on each May 31, beginning on May 31, 2002.

         As an additional incentive for continued service and as motivation for superior performance, Mr. Emkjer will be eligible to receive an annual bonus and to participate in the

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Company's incentive compensation plans, subject to the terms and conditions thereunder. For the Company's fiscal year ending December 31, 2001, Mr. Emkjer's incentive compensation will be determined by the bonus structure implemented by the Company prior to the Merger, subject to review by senior management at Misys of the objectives underlying such bonus structure.

         For the short fiscal year beginning January 1, 2002 and ending May 31, 2002, Mr. Emkjer will have the opportunity to earn as incentive compensation up to 50% of his base salary for such fiscal year. Up to 60% of the amount of the incentive compensation award will be based on the profits of the Company business unit, while up to 40% will be determined by Mr. Emkjer's attainment of his individual performance objectives. Mr. Emkjer will also be entitled to a retention bonus equal to his starting base salary if he remains employed by the Company for a period of one year after the Offer closes. However, this retention bonus will be paid to Mr. Emkjer even if his employment is terminated during such one year period as long as such termination of employment is not by the Company for Cause or by Mr. Emkjer for other than Good Reason (in each case as defined in the Emkjer Agreement). Mr. Emkjer will also be awarded options to purchase up to 100,000 shares of Misys stock under the Misys Executive Share Options Plan, subject to the terms and conditions thereunder (the "Option Plan"). Mr. Emkjer will be entitled to employee benefits that will include pension, medical, disability and life insurance benefits, subject to the terms and conditions of the applicable plan or program sponsored by the Company.

         In the event that Mr. Emkjer's employment is terminated without Cause by the Company or by Mr. Emkjer for Good Reason (in each case as defined in the Emkjer Agreement), Mr. Emkjer will receive six months' continuation of base salary payments and medical benefits (which may be extended, at the option of the Company, to up to twelve months). Additionally, in the event of Mr. Emkjer's termination of employment without Cause or for Good Reason, Mr. Emkjer will also be entitled to (i) receive all or a portion of his incentive compensation awards, subject to the terms of the applicable incentive compensation arrangement and (ii) exercise a portion of his options to purchase Misys stock, subject to the terms of the Option Plan.

         The Emkjer Agreement also contains post-employment restrictions on competition, solicitation of employees and clients, and other customary provisions for the period of Mr. Emjker's employment and for the period during which Mr. Emkjer receives post-employment salary continuation and medical benefits, as described above. Under the Emkjer Agreement, if Mr. Emkjer violates any such post-employment restrictions he will forfeit all rights to his post-employment salary continuation and medical benefits then remaining.

         OTHER EMPLOYMENT AGREEMENTS. In connection with the Offer, the Purchaser has entered into employment agreements, dated as of July 19, 2001 (the "Employment Agreements"), with the following executives of the Company: Ivan G. Boyd, Keith B. Hagen, Kathy C. Hollister, Joseph J. Stumpf and Josh Wisham (together, the "Executives"). The Purchaser has entered into the Employment Agreements in order to secure the Executives' employment following the Merger. Except for the material differences set forth in Table I below, the Employment Agreements are identical in all material respects. Each Executive's Employment Agreement is supplemented by a cover letter dated July 19, 2001 (the "Cover Letter") that contains information that is specific to the Executive. The following is a summary of the material provisions of the Employment Agreements, as clarified by the Cover Letters. The summary is

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qualified in its entirety by reference to the Employment Agreements and the
Cover Letters, which are incorporated by reference and copies of which are being filed as Exhibits (d)(3) through (d)(12) to Amendment No. 3 to the Schedule TO filed on July 25, 2001.

         Under the Employment Agreements, each Executive will be employed in the positions set forth in Table I for a term commencing on the effective date of the Merger and ending on the eighteen month anniversary thereof (the "Initial Term"). Following the Initial Term, each Employment Agreement will be automatically renewed for successive periods of three months unless the Company or the Executive provides a notice of non-renewal at least 30 days (90 days, in the case of Keith B. Hagen's Employment Agreement) prior to the end of the Initial Term, or if applicable, a three month renewal period. During the term of the Employment Agreements, the Company will continue to pay each Executive a base salary which will be increased, as of the first day of the Initial Term, by not more than 5% over the base salary currently paid to the Executive by the Company. Each Executive's base salary is subject to annual review on each May 31, beginning on May 31, 2002.

         As an additional incentive for continued service and as motivation for superior performance, each Executive will be eligible to receive an annual bonus and to participate in the Company's incentive compensation plans, subject to the terms and conditions thereunder. For the Company's fiscal year ending December 31, 2001, each Executive's incentive compensation will be determined by the bonus structure implemented by the Company prior to the Offer, subject to review by senior management at Misys of the objectives underlying such bonus structure.

         For the short fiscal year beginning January 1, 2001 and ending May 31, 2002, each Executive will have the opportunity to earn as incentive compensation the percentage of the Executive's base salary specified in Table I below. The amount of the incentive compensation actually paid to the Executive will be based on the performance of the Company and each Executive's attainment of his or her individual performance objectives. Mr. Wisham, Mr. Hagen, and Mr. Boyd will also be entitled to a retention bonus set forth in Table I below, if he or she remains employed by the Company until the end of the Initial Term. Each Executive will also be awarded options to purchase the number of shares of Misys stock set forth in Table I below, under the Option Plan, subject to the terms and conditions thereunder . Each Executive will be entitled to employee benefits that will include pension, medical, disability and life insurance benefits, subject to the terms and conditions of the applicable plan or program sponsored by the Company.

         In the event that an Executive's employment is terminated without Cause by the Company or by the Executive for Good Reason, the Executive will receive six months' continuation of base salary payments and medical benefits (which may be extended, at the option of the Company, to up to twelve months). Additionally, in the event of an Executive's termination of employment without Cause or for Good Reason, the Executive will also be entitled to (i) receive all or a portion of his or her incentive compensation awards, subject to the terms of the applicable incentive compensation arrangement and (ii) exercise a portion of his or her options to purchase Misys stock, subject to the terms of the Option Plan.

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         The Employment Agreements also contain post-employment restrictions on competition, solicitation of employees and clients, and other customary provisions for the period of the Executive's employment and for the period during which the Executive receives post-employment salary continuation and medical benefits, as described above. Under each Employment Agreement, if an Executive violates any such post-employment restrictions the Executive will forfeit all rights to his or her post-employment salary continuation and medical benefits then remaining."

                                   TABLE I



----------------------- -------------------------------- --------------------- --------------- ------------------

       Employee                 Position/Title             Target Incentive     Retention        Options to
                                                           Compensation as       Bonus as         Purchase
                                                          Percentage of Base    Percentage        shares of
                                                                Salary           of Base         Misys stock
                                                                                  Salary
----------------------- -------------------------------- --------------------- --------------- ------------------
----------------------- -------------------------------- --------------------- --------------- ------------------

Kathy C. Hollister      Vice President of Client Care            30%                    N/A             35,000
----------------------- -------------------------------- --------------------- --------------- ------------------
----------------------- -------------------------------- --------------------- --------------- ------------------

Keith B. Hagen          Senior Vice President of                 35%                    75%            100,000
                        Product  Development  and Chief
                        Technology Officer
----------------------- -------------------------------- --------------------- --------------- ------------------
----------------------- -------------------------------- --------------------- --------------- ------------------

Ivan G. Boyd            Senior Vice President of Sales           35%                    75%             75,000
----------------------- -------------------------------- --------------------- --------------- ------------------
----------------------- -------------------------------- --------------------- --------------- ------------------

Josh Wisham             Senior Vice President of                 35%                    75%            100,000
                        Client Services
----------------------- -------------------------------- --------------------- --------------- ------------------
----------------------- -------------------------------- --------------------- --------------- ------------------

Joseph J. Stumpf        Senior   Vice    President   of          35%                    N/A             75,000
                        Balanced View Consulting
----------------------- -------------------------------- --------------------- --------------- ------------------

-----------------------------------------------------------------------------------------------------------------



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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following exhibits:

Exhibit
   No.                               DESCRIPTION
-------                              -----------
(e)(6) Employment Agreement, dated July 13, 2001, between the Purchaser and Mark Emkjer (incorporated by reference to Exhibit (d)(1) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(7) Cover Letter, dated July 13, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Mark Emkjer (incorporated by reference to Exhibit (d)(2) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(8) Employment Agreement, dated July 19, 2001, between the Purchaser and Ivan G. Boyd (incorporated by reference to Exhibit (d)(3) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(9) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Ivan G. Boyd (incorporated by reference to Exhibit (d)(4) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(10) Employment Agreement, dated July 19, 2001, between the Purchaser and Keith B. Hagen (incorporated by reference to Exhibit (d)(5) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(11) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Keith B. Hagen (incorporated by reference to Exhibit (d)(6) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(12) Employment Agreement, dated July 19, 2001, between the Purchaser and Kathy C. Hollister (incorporated by reference to Exhibit (d)(7) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(13) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Kathy C. Hollister (incorporated by reference to Exhibit (d)(8) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

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(e)(14)           Employment Agreement, dated July 19, 2001, between the
                  Purchaser and Joseph J. Stumpf (incorporated by reference to Exhibit (d)(9) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(15) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Joseph J. Stumpf (incorporated by reference to Exhibit (d)(10) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(16) Employment Agreement, dated July 19, 2001, between the Purchaser and Josh Wisham (incorporated by reference to Exhibit (d)(11) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).

(e)(17) Cover Letter, dated July 19, 2001, setting forth the terms of the Employment Agreement between the Purchaser and Josh Wisham (incorporated by reference to Exhibit (d)(12) to Amendment No. 3 to the Schedule TO of Misys, Kirsty and the Purchaser filed on July 24, 2001).





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SUNQUEST INFORMATION SYSTEMS, INC.


                                             By: /s/   Dr. Sidney A. Goldblatt
                                                -------------------------------
                                                Name:  Dr. Sidney A. Goldblatt
                                                Title: Chairman and Chief
                                                        Executive Officer

Dated:   July 25, 2001


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